9/24

02076306

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tennyson Networks Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

FILE NO. 82- 5738 FISCAL YEAR 6-30-02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 9/24/02

TENNYSON NETWORKS LTD

(ABN 98 009 805 298)

ANNUAL REPORT

YEAR ENDED 30 June 2002

This is annexure A of 39 pages referred to in Form 388 Copy of Financial Statements and Reports Signed by me and dated 23 September 2002.

R Pullia

Rick A Pullia
Company Secretary

CORPORATE DIRECTORY

Tennyson Networks Limited (ABN 98 009 805 298)

Directors

Mr Harvey C Parker (Chairman)
Mr Ronald W Woss
Mr Ross W Leighton
Mr Edward M Barry
Mr Leigh A Coleman

Company Secretary

Mr Rick A Pullia

Registered Office

14 Business Park Drive, Notting Hill, Victoria 3168

Telephone: International: 61 3 8558 0400 Domestic: 03 8558 0400
Facsimile: International: 61 3 8558 0497 Domestic: 03 8558 0497

Email: tny@tennyson.com.au Website: www.tennyson.com.au

Auditors

Ernst & Young
Chartered Accountants
120 Collins Street, Melbourne, Victoria 3000

Stock Exchange Listing

Tennyson Networks Ltd shares are quoted on the Australian Stock Exchange (TNY)

Bankers

National Australia Bank Ltd
541 Blackburn Road, Mt. Waverley, Victoria 3149

Solicitors

Freehills
101 Collins Street, Melbourne, Victoria 3000

Share Registry

Computershare Investor Services Pty Ltd
45 St. Georges Terrace, Perth, Western Australia 6000

TENNYSON NETWORKS LTD

DIRECTORS' REPORT

The Board of Directors of Tennyson Networks Ltd submits its report in respect of the year ended 30 June 2002.

Directors

The names and details of the directors in office during or since the end of the financial year are:

Names	Qualifications, Experience and Special Responsibilities
H C Parker	Mr Parker is the non-executive chairman. During the mid 1990's he was Group Managing Director of Commercial and Consumer for Telstra Corporation. His other directorships include Dun & Bradstreet (Australia) Pty Ltd, Datacom Services Australia Ltd, The Swann Group, The Volante Group, The Open Group and The Australian Animal Health Industry Council. Mr Parker was appointed a director on 6 August 2001 and is a member of the Company's Audit Committee.
R W Woss	Mr Woss is a non-executive director. His business involvement over the past 36 years has been in the fields of investment banking, mineral exploration, oil and gas exploration, property development, equity investment and technology investment. Mr Woss is Chairman of the Company's Audit Committee.
R W Leighton	Mr Leighton, a non-executive director, is an experienced business entrepreneur who has guided a number of companies through their development stage into the international market place. He has particular experience and expertise with technology companies. He is a director of global electronic payment and smart card company Intellect Holdings Ltd. Mr Leighton was appointed a director on 6 August 2001 and is a member of the Company's Remuneration Committee.
E M Barry	Mr Barry, a non-executive director, is a successful businessman who has a particularly strong understanding of the Australian communications products market, having built Queensland's largest distribution channel for Ericsson products. Having sold that business, he continues to take an active interest in promoting innovative technology and lending his expertise to promising Australian companies. Mr Barry was appointed a director on 6 August 2001 and is Chairman of the Company's Remuneration Committee.
L A Coleman	Mr Coleman was appointed the Chief Executive Officer of the Company on 6 August 2001 and was appointed a director on 15 October 2001. He is an experienced senior executive with a strong track record of international business development and strategic management.
L Ivory	Mr Ivory, a non-executive director, has over 30 years experience in financial institutions and development capital companies located in Europe, North America and Australasia. Mr Ivory resigned as a director on 6 August 2001.
W J Trenear	Mr Trenear, an executive director, has over 20 years experience in the fields of accounting and finance. During that time he has worked for four Australian listed companies and one of the major chartered accounting firms. Mr Trenear resigned as a director on 6 August 2001.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

Directors' Interests

Relevant interests of the directors in the shares, options or any other interests of Tennyson Networks Ltd and related bodies corporate as at the date of this report are:

	Ordinary Shares No.	Options No.
H C Parker	-	2,000,000
R W Leighton	13,632,904	-
L A Coleman	-	2,700,000

Mr and Mrs Parker jointly hold 700,280 Tennyson Networks Ltd shares.

Mr R W Woss has an interest in entities holding 21,845,170 Tennyson Networks Ltd shares.

Mr R W Leighton has an interest in a company holding 4,545,454 Tennyson Networks Ltd shares.

Mr and Mrs Barry jointly hold 1,818,181 Tennyson Networks Ltd shares.

None of the directors holds any shares in any other related body corporate.

Directors' Meetings

During the year ended 30 June 2002, the Company held 13 meetings of directors. At the date of this report the Company has an Audit Committee and a Remuneration Committee. Messrs Parker and Woss are the members of the Audit Committee and Messrs Leighton and Barry are the members of the Remuneration Committee. The attendance of the directors at the meetings of the Board and its committees were:

	BOARD OF DIRECTORS		AUDIT COMMITTEE		REMUNERATION COMMITTEE	
	Attended While in Office	Maximum Possible Attended	Attended While in Office	Maximum Possible Attended	Attended While in Office	Maximum Possible Attended
H C Parker	11	11	2	2	1	1
R W Woss	13	13	2	2	1	1
R W Leighton	10	11	-	-	-	-
E M Barry	11	11	-	-	1	1
L A Coleman	7	7	-	-	-	-
W J Trenear	3	3	-	-	-	-
L Ivory	3	3	-	-	-	-

Principal Activity

The principal activity of the consolidated entity during the financial year, and consistent with the prior year, was the further development and sales and marketing of its flagship product SOX© (Smart Office eXchange).

SOX is a data/voice convergence platform which provides users with a sophisticated telephone system, computer networking and access to the Internet. The product integrates the voice, data, fax, voicemail and internet communications requirements of SME and branch offices.

Corporate Structure

Tennyson Networks Limited is the parent entity and holding company. All of the consolidated entity's business operations are conducted in its subsidiary, Tennyson Technologies Pty Ltd.

Dividends

No dividends were paid or declared by Tennyson Networks Ltd since the end of the previous financial year. The directors do not recommend the payment of a dividend.

Review and Results of Operations

Sales revenue for the year ended 30 June 2002 was $2,500,060 compared to $3,234,854 in the previous year, a reduction of $734,794. This arose primarily as a result of the closure of the overseas operations. Sales revenue for the second half of the financial year was $1,499,677. This was a significant increase of 50% on sales revenue of $1,000,383 recorded in the first half.

Tennyson's consolidated loss of $4,881,871 was a $7,306,650 reduction on the previous year's loss of $12,188,521. The year's loss included a $2,045,585 non-cash write-off relating to R & D costs capitalised in prior years.

Tennyson completed two capital raising programs and continued its objective of reducing costs and improving efficiencies. This was reflected in the large reduction in operating expenses of approximately $6.4 million.

The Company continued to focus on building awareness and distribution channels for SOX and adding business communication solutions to the SOX platform. Tennyson commenced selling direct to end-users and appointing Premium Resellers in selected markets. In addition, Tennyson continued to distribute SOX through its Reseller Channel Partners. The benefits of this strategy were:

- an increase in sales revenue in the second half of the financial year;
- a significant increase in gross margin contribution; and
- an increase in the volume of sales orders, particularly towards the end of the financial year.

Tennyson is seeking to enhance its product line by further improvement to the SOX product offering. The Company has produced a prototype aimed at the 8 - 10 user key system and basic PBX markets. This product will be able to deliver full CTI capability at a very competitive price. Tennyson anticipates bringing this product to market in early 2003.

During the year Tennyson also launched PowerSOX, a customer contact centre solution targeting the SME market.

Significant Changes in the State of Affairs

There were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year, not otherwise disclosed in this report or in the financial statements.

Significant Events after Year End

The directors are not aware of any other matter or circumstance since the end of the financial year, not otherwise dealt with in Note 31 of the financial statements or this report, that has significantly, or may significantly, affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Likely Developments and Future Results

The consolidated entity's primary activity during the financial year ended 30 June 2002 was sales and marketing of its telecommunications products in both Australia and overseas. There are no other planned developments at the date of this report. The directors have excluded from this report any further information on the likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, as the directors believe that it would be likely to result in unreasonable prejudice to one or more entities in the consolidated entity.

Share Options

Details of options granted to directors or relevant officers as part of their remuneration are set out in the section of this report headed Directors' and Officers' Remuneration. Details of shares issued during or since the end of the financial year, due to the exercise of an option, are set out in Note 18 to the financial statements and form a part of this report.

Directors' and Officers' Remuneration

Remuneration of directors and senior executives of the company is established by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary and performance based incentive programs. Executives are also provided with longer term incentives through the employee share ownership and option schemes, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to participate in staff share and option ownership schemes.

The Board meets annually to review its own performance. The Chairman is responsible for evaluating the performance of the senior executives. These evaluations are based on specific criteria, including the company's performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors and the most highly remunerated officers are as follows:

	Salary $	Fees $	Superannuation $	Other $	Total $	Options Granted
Directors						
H C Parker	-	40,961	3,000	-	43,961	2,000,000
R W Woss	-	183,875	-	-	183,875	-
R W Leighton	-	18,333	1,467	-	19,800	-
E M Barry	-	18,333	1,467	-	19,800	-
L A Coleman	195,476	-	8,803	-	204,279	2,700,000
L Ivory	-	-	-	-	-	-
W J Trenear	40,881	-	3,907	-	44,788	-
Officers						
R A Pulila	76,923	-	6,554	5,000	88,477	500,000
D Turton	153,847	-	6,602	30,229	190,678	-
G G Newman	68,089	-	3,668	7,500	79,257	500,000

Indemnification of Directors and Officers

Insurance and indemnity arrangements established in the previous year concerning officers of the consolidated entity were renewed or continued during the year to 30 June 2002. Each director and officer of the consolidated entity is insured against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. The company is prohibited under its contract of insurance from disclosing the premium paid for such cover.

This report is made in accordance with a resolution of the directors.
For and on behalf of the Board.

H C Parker
Chairman

Melbourne 10 September 2002

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Tennyson Networks Ltd has adopted the following set of principles for the corporate governance of the company. These principles, and the various committees established by the Board, establish the framework as to how the Board carries out its duties and obligations on behalf of the shareholders.

Board of Directors

Role of the Board

The Board of directors is responsible for setting the strategic direction and establishing the policies of Tennyson Networks Ltd and its controlled entities, for overseeing the financial position and for monitoring the business and affairs on behalf of the shareholders, by whom they are elected and to whom they are accountable. It also addresses issues relating to internal controls and approaches to risk management. Responsibility for the day to day activities is delegated by the Board to the Chief Executive Officer and the executive team.

Composition of the Board

The Directors' Report contains details of the directors' skill and experience. The Board seeks to consist of directors with an appropriate range of experience, skill, knowledge and vision to enable it to effectively operate the company's business and operations.

There are currently four directors, three of whom are non-executive. The Board regularly reviews its composition. The Board has the power to appoint additional members, however any director appointed by the Board must retire at the next general meeting and be re-appointed at that meeting by a majority of shareholders.

Directors are not required to hold shares in the company. Details of directors' shareholdings are disclosed in the Directors' Report and the financial statements.

Meeting Procedures

The Board endeavours to meet on a regular basis and to follow set meeting guidelines to ensure that all directors are made aware of, and have available, the necessary information to participate in an informed discussion on all matters set out in the meeting's agenda.

In the event that a possible conflict of interest may arise, involved directors withdraw from all discussions on the particular matter and are not permitted to exercise any influence over the other Board members or receive the relevant Board papers. With the approval of the Chairman, any director or committee of the Board may seek, at the company's expense, any external professional advice that is considered necessary.

Shareholder Relations

The Company's shareholders are responsible for voting on the appointment of directors. The Board seeks to inform shareholders of all major developments affecting the company by:

- preparing half yearly financial reports and making these available to all shareholders;
- advising shareholders of the key issues affecting the company;
- submitting any proposed major changes in the company's affairs to a vote of shareholders as required by the Corporations Act (2001) and the Australian Stock Exchange Listing Rules; and
- holding an Annual General Meeting each year at which shareholders are able to receive and consider the company's Annual Report.

Committees of the Board

The Board has established an Audit Committee and a Remuneration Committee to advise and guide the Board.

Audit Committee

Ensures compliance with statutory responsibilities relating to accounting policies and disclosure by review of half yearly and annual financial statements;

Liaises with, assesses the quality and reviews the scope of work and reports of the external auditors;

Enables the auditors to communicate any concerns to the Board through the committee and independent of any management influence;

Assesses the adequacy of the accounting, financial and operating controls;

Assesses the effectiveness of the management of business risks and the reliability of management reporting; and

Identifies any related party transactions.

Remuneration Committee

Reviews the remuneration of directors and senior management and makes recommendations to the Board on these matters.

Committee Attendance

The membership and attendance of the committees of the Board are set out in detail in the Directors' report.

Disclosures about Directors

Details of the directors' remuneration are disclosed in note 24 and in the Directors' Report. Details about the indemnity given to directors are set out in the Directors' Report. Details about directors' shareholdings are disclosed in note 28 and in the Directors Report.

Remuneration

The details of directors' and officers' remuneration are provided in the Directors' Report.

Internal Controls and Ethical Standards.

Procedures have been established at the Board and executive management levels that are designed to safeguard the assets and interest of the consolidated entity, and to ensure the integrity of reporting. These include accounting, financial reporting and internal control policies and procedures. The Board is responsible for the operation of the systems of internal control and has delegated the responsibility for the maintenance of internal controls and ethical standards to the Audit Committee. The Board acknowledges the need for and continued maintenance of the highest standards of corporate governance practices and ethical conduct by all directors and employees of Tennyson Networks Ltd and its controlled entities.

Directors and employees are aware of their responsibilities to shareholders and that all decision making processes should be aimed at maximising the financial performance of the consolidated entity.

STATEMENTS OF FINANCIAL POSITION

AT 30 June 2002

	Notes	Consolidated		Parent	
		2002	2001	2002	2001
		$	$	$	$
Current Assets					
Cash Assets	29	533,265	120,480	409,687	105,178
Receivables	6	1,015,244	139,326	9,590	35,265
Inventories	7	1,572,930	1,154,419	-	-
Other Financial Assets	8	-	8,519,977	-	-
Other Current Assets	9	58,498	-	33,760	-
Total Current Assets		3,179,937	9,934,202	453,037	140,443
Non-Current Assets					
Receivables	10	-	-	124,864	600,000
Property, Plant and Equipment	11	105,571	150,853	-	24,100
Other	12	-	2,045,585	-	-
Total Non-Current Assets		105,571	2,196,438	124,864	624,100
Total Assets		3,285,508	12,130,640	577,901	764,543
Current Liabilities					
Payables	13	1,144,451	2,193,310	165,760	134,793
Interest Bearing Liabilities	14	-	507,860	-	500,000
Provisions	15	216,044	8,699,039	25,000	26,180
Total Current Liabilities		1,360,495	11,400,209	190,760	660,973
Non-Current Liabilities					
Provisions	16	27,155	34,408	-	-
Total Non-Current Liabilities		27,155	34,408	-	-
Total Liabilities		1,387,650	11,434,617	190,760	660,973
Net Assets		1,897,858	696,023	387,141	103,570
Equity					
Contributed Equity	17	35,527,119	29,443,413	35,527,119	29,443,413
Reserves	19	10,000	10,000	10,000	10,000
Accumulated Losses	20	(33,639,261)	(28,757,390)	(35,149,978)	(29,349,843)
Total Equity		1,897,858	696,023	387,141	103,570

These Statements of Financial Position should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 June 2002

	Notes	Consolidated		Parent	
		2002 $	2001 $	2002 $	2001 $
Sales Revenue	2	2,500,060	3,234,854	-	-
Cost of Sales		(1,264,427)	(2,775,016)	-	-
Gross Profit		1,235,633	459,838	-	-
Other Revenue from ordinary activities	2	328,693	152,479	84,808	113,776
Distribution Expenses		(20,561)	(280,257)	-	-
Marketing Expenses		(1,301,088)	(1,525,659)	-	-
Occupancy Expenses		(165,072)	(287,413)	(10,527)	(52,933)
Administrative Expenses		(1,290,534)	(2,063,891)	(325,168)	(593,962)
Product Improvement and Support Expenses		(1,028,719)	(1,146,457)	-	-
Borrowing Costs	3	(135,366)	(66,439)	(101,168)	(7,298)
Other Expenses from ordinary activities	3	(2,504,857)	(7,430,722)	(5,448,080)	(19,540,569)
Loss from Ordinary Activities Before Income Tax Expense	3	(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Income Tax Expense Relating to Ordinary Activities	4	-	-	-	-
Loss from Ordinary Activities After Income Tax Expense		(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Net Loss attributable to members of Tennyson Networks Ltd		(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Total revenues, expenses and valuation adjustments attributable to members of Tennyson Networks Ltd and recognised directly in equity		-	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Tennyson Networks Ltd		(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Basic & diluted earnings per share - cents per share (loss)	5	(5.15)	(29.88)		

These Statements of Financial Performance should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Cash Flows From Operating Activities					
Receipts from Customers		1,976,862	3,171,258	-	-
Payments to Suppliers & Employees		(7,262,357)	(9,108,008)	(723,273)	(1,194,475)
Interest Received		64,673	109,388	63,706	101,380
Other Income		254,020	40,577	1,512	9,882
Interest Paid		(135,366)	(48,409)	(101,168)	(376)
Net Cash Flows used in Operating Activities	29b	(5,102,168)	(5,835,194)	(759,223)	(1,083,589)
Cash Flows From Investing Activities					
Payments for property, plant and equipment		(70,893)	(71,082)	(5,110)	(20,603)
Proceeds on disposal of equipment		10,000	5,075	10,000	5,075
Payments for research and development expenditure		-	(2,829,215)	-	-
Loans to controlled entities		-	-	(4,524,864)	(9,231,958)
Net Cash Flows used in Investing Activities		(60,893)	(2,895,222)	(4,519,974)	(9,247,486)
Cash Flows From Financing Activities					
Proceeds from Share Plan Participants		-	93,750	-	93,750
Proceeds from issue of shares		6,454,848	7,432,125	6,454,848	7,432,125
Payment of share issue expenses		(371,142)	(275,000)	(371,142)	(275,000)
Proceeds from borrowings		500,000	500,000	500,000	500,000
Repayment of borrowings		(1,000,000)	-	(1,000,000)	-
Repayment of Hire Purchase and Leases		(7,860)	(2,222)	-	-
Net Cash Flows from Financing Activities		5,575,846	7,748,653	5,583,706	7,750,875
Net (Decrease)/Increase in cash held		412,785	(981,763)	304,509	(2,580,200)
Cash at beginning of Financial Year		120,480	1,102,243	105,178	2,685,378
Cash at end of Financial Year	29a	533,265	120,480	409,687	105,178

These Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

The financial statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act (2001), Australian Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements. The accounting policies used are consistent with those adopted in the previous year. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

The financial statements of the consolidated entity have been prepared on the going concern basis. This basis assumes that the company will implement successfully its business plan, which may necessitate further working capital from the issuance of debt and/or equity instruments, and achieve planned levels of sales and cash flows which are not presently assured.

(b) Changes in Accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has, for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with the dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of the parent entity, Tennyson Networks Ltd, and its controlled entities, referred to collectively throughout these financial statements as the "Consolidated Entity". All inter-entity balances and transactions have been eliminated. Where any entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Financial statements of foreign controlled entities are, for consolidation purposes, adjusted to comply with group policy and generally accepted accounting principles in Australia.

(d) Revenue Recognition

Revenue is recognised when goods have been dispatched to a customer pursuant to a sales order, and the associated risks have passed to the carrier or customer.

(e) Foreign Currency Transactions

Foreign currency transactions are converted to Australian currency at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable are translated at the average of the buy and sell rates available on the close of business at balance date.

The financial statements of all foreign operations are translated using the temporal rate method as they are considered integrated.

(f) Taxes

Income Tax
The financial statements apply the principles of tax-effect accounting. The income tax expense in the Statement of Financial Performance represents the tax on the pre-tax accounting profit adjusted for income or expense never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and the future income tax benefit include the tax effect of differences between income and expense items recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The future tax benefit relating to tax losses is not carried forward as an asset unless the realisation of such benefits can be regarded as being virtually certain.

Goods and Services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on an average cost basis.

(h) Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Recoverable amounts are determined by using cash flows that are not discounted to present values.

(i) Leased Assets

Assets acquired under finance leases are capitalised and amortised over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are charged against profit from ordinary activities in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

(j) Property, Plant and Equipment

Property, plant and equipment are measured at cost.

Depreciation and Amortisation

Depreciation is provided for on a straight-line basis on all property, plant and equipment over a period of between 3 and 5 years. Leasehold improvements are amortised over the period of the lease term.

(k) Research and Development Costs

Research and development costs relating to the development of new products are deferred to future periods to the extent that future benefits are expected, beyond any reasonable doubt, to equal or exceed those costs and any future costs necessary to give rise to the benefits.

Such deferred costs are amortised over future accounting periods not exceeding 3 years in order to match the costs with related benefits on the basis of expected future sales. In the current financial year costs incurred in development work primarily relate to improvements made in the functionality and features of existing products. Accordingly those costs are expensed as incurred.

The unamortised deferred research and development costs are reviewed annually at each balance date and, to the extent that they exceed the recoverable amount, are written off to the statement of financial performance.

Research and development grants are brought to account when received.

(l) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used:

Employee entitlements expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements

are charged against profits on a net basis in their respective categories.

(m) Employee Share and Option Ownership Plans

Certain employees are entitled to participate in share and option ownership plans. The details of these plans are described in Note 23. No remuneration expense is recognised in respect of employee shares and options issued.

(n) Contributed Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(o) Receivables

Trade receivables are initially recorded at the amount of the contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained for identified doubtful debts, and a general provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

(p) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result form the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(q) Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

(r) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(s) Interest Bearing Liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues. Hire purchase liability is determined in accordance with the requirements of AASB 1008 "Leases".

(t) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation. A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

(u) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
2. Revenue from ordinary activities				
Included in the loss from ordinary activities for the year are the following items of operating revenue				
Revenue from Operating Activities				
Revenue from sale of products	2,500,060	3,234,854	-	-
Revenue from non-operating activities				
Interest - other persons /corporations	64,673	109,388	63,706	101,380
Proceeds on disposal of property, plant and equipment	10,000	5,075	10,000	5,075
Other revenue	254, 020	38,016	11,102	7,321
	328,693	152,479	84,808	113,776
Total Revenues from ordinary activities	2,828,753	3,387,333	84,808	113,776

3. Expenses and losses/(gains)

Loss from ordinary activities before income tax for the year has been determined after charging the following specific items.

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Borrowing Costs:				
Interest-other persons/corporations	29,747	48,049	-	376
Interest-directors & director-related entities	48,941	-	48,941	-
Finance charges on leased assets	-	2,222	-	-
Charges-other persons/corporations	6,678	37,574	2,227	6,922
Charges- directors & director-related entities	50,000	-	50,000	
Less: capitalised to R&D costs	-	(21,406)	-	-
Total Borrowing Costs	135,366	66,439	101,168	7,298
Other Expenses:				
Depreciation				
- Leasehold improvements	860	-	-	-
- Plant and equipment	78,743	103,321	2,600	7,440
Amortisation of leased assets	9,962	42,364	-	-
Amortisation of R&D costs	-	783,631	-	-
Net cost of assets sold	26,611	2,560	26,611	5,075
Management fees paid	186,459	765,500	186,459	225,000
Provision for employee entitlements	19,729	36,872	(11,180)	7,879
Net foreign exchange loss	-	100,398	-	-
Settlements with unrelated parties	-	1,129,008	-	-
Other operating expenses	251,083	425,805	243,590	361,445
R&D costs written off	2,045,585	3,599,306	-	-
Bad debts written off	177,783	-	-	-
Doubtful debts expense/(written back)	(291,958)	441,957	5,000,000	18,933,730
Total Other Expenses	2,504,857	7,430,722	5,448,080	19,540,569
Net (gain) / loss from disposal of property, plant and equipment	16,611	(2,515)	16,611	(2,515)

	Consolidated		Parent	
	2002 $	2001 $	2002 $	2001 $

4. Income Tax

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Income Tax Expense				
Loss from Ordinary Activities	(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Prima facie income tax benefit thereon at 30% (2001 at 34%)	(1,464,561)	(4,144,097)	(1,740,041)	(6,827,535)
Tax effect of permanent and other differences:				
Non deductible expenses	1,038	5,908	478	2,633
Interest on Security Deposits	-	77,119	-	-
	(1,463,523)	(4,061,070)	(1,739,563)	(6,824,902)
Future income tax benefit not brought to account				
- Tax losses	946,067	2,060,765	250,045	385,367
- Timing differences	517,456	2,000,305	1,489,518	6,439,535
Total tax benefit	-	-	-	-

At 30 June 2002, Tennyson Networks Ltd had estimated carried forward tax losses of $4,513,059 (2001: $3,679,576). The benefit of these losses of $1,353,918 (2001: $1,103,873) has not been brought to account, as realisation is not virtually certain.

At 30 June 2002, Tennyson Networks Ltd and its controlled entities have estimated carried forward Australian income tax losses of $21,130,838 (2001: $17,977,283). The benefit of these losses of $6,339,251 (2001: $5,393,185) has not been brought to account, as realisation is not virtually certain.

These benefits will only be obtained if:

(a) The company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(b) The company continues to comply with the conditions for deductibility imposed by tax legislation; and

(c) No changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

5. Earnings per Share

	Consolidated 2002	Consolidated 2001
Net loss used in the calculation of basic and diluted earnings per share ($)	4,881,871	12,188,521
Basic and Diluted Earnings Per Share		
- cents per share (loss)	(5.15)	(29.88)
Weighted average number of shares used in Basic and Diluted Earnings Per Share	94,789,892	40,787,432

All potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive as the consolidated entity incurred a loss during the year ended 30 June 2002.

6. Receivables (Current)

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Trade Debtors (a)	906,624	464,067	-	-
Less: Provision for doubtful debts	(100,000)	(391,957)	-	-
Net Trade Debtors	806,624	72,110	-	-
Other Debtors	208,620	147,216	9,590	35,265
Less: Provision for doubtful debts	-	(80,000)	-	-
Net Other Debtors	208,620	67,216	9,590	35,265
Total Current Receivables	1,015,244	139,326	9,590	35,265

(a) Amounts receivable in foreign currency disclosed in Note 30 (c).

7. Inventories (Current)

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Components - at cost	585,650	-		-
Finished goods				
- at cost	1,235,096	1,302,296	-	-
- provision for diminution	(247,816)	(147,877)	-	-
	987,280	1,154,419	-	-
Total Inventories at Lower of Cost and Net Realisable Value	1,572,930	1,154,419	-	-

	Consolidated		Parent	
	2002	2001	2002	2001
	$	$	$	$

8. Other Financial Assets (Current)

Restricted Security Deposits	-	8,519,977	-	-

Restricted security deposits relate to a technology manufacturing and distribution agreement entered into during the year ended 30 June 1998. These deposits could only be used to meet the consolidated entity's royalty obligations to an unrelated third party that became payable on 5 July 2001.

9. Other Current Assets

Prepayments	58,498	-	33,760	-

10. Receivables (Non-Current)

Non-trade amounts owing by wholly owned controlled entities (a)	-	-	28,124,864	23,600,000
Less: Provision for diminution	-	-	(28,000,000)	(23,000,000)
Total Non-Current Receivables	-	-	124,864	600,000

(a) The recoverability of this amount is dependent upon the further development, sales and marketing of a controlled entity's telecommunications technology.

11. Property, Plant & Equipment

	Consolidated		Parent	
	2002	2001	2002	2001
	$	$	$	$
Leasehold improvements				
Cost				
Opening Balance	23,441	23,441	-	-
Additions	8,310	-	-	-
Closing Balance	31,751	23,441	-	-
Accumulated Amortisation				
Opening Balance	(23,441)	(23,441)	-	-
Amortisation for the year	(860)	-	-	-
Closing Balance	(24,301)	(23,441)	-	-
Net Book Value	7,450	-	-	-
Plant and Equipment				
Cost				
Opening Balance	818,013	749,491	72,727	54,684
Additions	62,583	71,082	5,110	20,603
Disposals	(77,837)	(2,560)	(77,837)	(2,560)
Closing Balance	802,759	818,013	-	72,727
Accumulated Depreciation				
Opening Balance	(677,122)	(573,801)	(48,627)	(41,187)
Depreciation for the year	(78,743)	(103,321)	(2,600)	(7,440)
Disposals	51,227	-	51,227	-
Closing Balance	(704,638)	(677,122)	-	(48,627)
Net Book Value	98,121	140,891		24,100
Plant and Equipment under lease				
Cost				
Opening Balance	127,092	127,092	-	-
Additions	-	-	-	-
Closing Balance	127,092	127,092	-	-
Accumulated Depreciation				
Opening Balance	(117,130)	(74,766)	-	-
Depreciation for the year	(9,962)	(42,364)	-	-
Closing Balance	(127,092)	(117,130)	-	-
Net Book Value	-	9,962	-	-
Total Property, Plant and Equipment	105,571	150,853	-	24,100

	Consolidated		Parent	
	2002 $	2001 $	2002 $	2001 $
12. Other Non-Current Assets				
Deferred Research and Development Costs				
- Deferred research and development costs - opening	14,453,848	11,624,633	-	-
- Deferred research and development costs incurred during the year	-	2,829,215	-	-
- Deferred research and development costs - closing	14,453,848	14,453,848	-	-
- Accumulated amortisation - opening	(12,408,263)	(8,025,326)	-	-
- Amortisation of R & D costs	-	(783,631)	-	-
- Deferred costs written off	(2,045,585)	(3,599,306)	-	-
- Accumulated amortisation - closing	(14,453,848)	(12,408,263)	-	-
Net Deferred Research & Development Costs	-	2,045,585	-	-

13. Payables (Current)

Trade Creditors and accruals - unsecured	1,067,803	2,193,310	89,112	134,793
Amounts payable to directors and director-related entities	76,648	-	76,648	-
	1,144,451	2,193,310	165,760	134,793

Details of amounts payable to directors and director related entities are set out in note 28.

14. Interest Bearing Liabilities (Current)

Secured				
Secured Loan (a)	-	500,000	-	500,000
Hire Purchase Liabilities	-	7,860	-	-
Total Interest Bearing Liabilities	-	507,860	-	500,000

14. Interest Bearing Liabilities (Current) (continued)

(a) On 20 June 2001 the Company obtained a secured loan facility of $1,000,000 from Mr Nelson Woss who is a member of the immediate family of Mr R W Woss. At 30 June 2001, $500,000 of this facility had been drawn down. During the financial year ended 30 June 2002, the remaining $500,000 was drawn down. The facility was secured by a debenture over all of the Company's assets and undertakings and was convertible into shares in the Company on certain terms and conditions. During the year ended 30 June 2002 the facility was converted into 26,628,298 ordinary shares - refer Note 17 (c)

	Consolidated		Parent	
	2002 $	2001 $	2002 $	2001 $
15. Provisions (Current)				
Auditors Fees	25,000	15,000	25,000	15,000
Employee Entitlements	141,044	114,062	-	11,180
Product Warranties	50,000	50,000	-	-
Royalties	-	8,519,977	-	-
Total Current Provisions	216,044	8,699,039	25,000	26,180
16. Provisions (Non-Current)				
Employee Entitlements	27,155	34,408	-	-
Total Non Current Provisions	27,155	34,408	-	-
17. Contributed Equity				
Ordinary Shares	35,527,119	29,443,413	35,527,119	29,443,413

Movement in issued shares for the year:	No. of Ordinary Shares 2002	2001
Opening number of shares	44,245,192	35,030,238
Issued during the year (a)	58,760,135	8,953,704
Options converted during the year (b)	1,100,000	261,250
Convertible notes converted during the year (c)	26,628,298	-
Closing Number of Shares	130,733,625	44,245,192

During the year transaction costs arising from contributed equity was $371,142 (2001: $275,000).

17. Contributed Equity (continued)

	No. of Ordinary Shares 2002	2001
(a) Issued during the year:		
On 16 August 2001, issue of 42,396,500 fully paid ordinary shares at an issue price of $0.11 per share	42,396,500	-
On 22 November 2001, issue of 908,967 fully paid ordinary shares at an issue price of $0.11 per share	908,967	-
On 15 January 2002, issue of 454,668 fully paid ordinary shares at an issue price of $0.11 per share	454,668	-
On 30 May 2002, issue of 15,000,000 fully paid ordinary shares at an issue price of $0.04 per share	15,000,000	-
On 31 August 2000, issue of 5,250,000 fully paid ordinary shares at an issue price of $1.00 per share	-	5,250,000
On 28 February 2001 issue of 3,703,704 fully paid ordinary shares at an issue price of $0.54 per share	-	3,703,704
	58,760,135	8,953,704
(b) Options converted during the year:		
Conversion of options exercisable at $0.0375 on or before 15 June 2002	1,100,000	-
Conversion of options exercisable at $0.70 on or before 1 January 2001	-	198,750
Conversion of options exercisable at $0.60 on or before 16 December 2001 issued under the Employee Share Option Plan	-	7,500
Conversion of options exercisable at $0.70 on or before 13 December 2000 issued under the Employee Share Option Plan	-	55,000
	1,100,000	261,250
(c) Convertible Notes converted during the year:		
Conversion of convertible notes at $0.0428 (1)	7,703,081	-
Conversion of convertible notes at $0.0354 (1)	18,925,217	-
(1) Refer to Note 14 (a)		
	26,628,298	-

(d) Terms and Conditions of Contributed Equity:

Ordinary shares have the right to receive dividends as declared, and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

18. Other Equity Instruments

Options to acquire shares in Tennyson Networks Ltd

a) Employee Share Option Plan

	Number of Options 2002	2001
On issue at beginning of year		
Exercisable at $0.70 on or before 13 December 2000	-	322,000
Exercisable at $0.60 on or before 16 December 2001	259,750	483,500
Exercisable at $0.80 on or before 21 June 2003	-	300,000
Exercisable at $1.00 on or before 30 June 2004	185,000	-
Exercisable at $1.05 on or before 30 June 2004	5,000	-
Exercisable at $0.70 on or before 1 November 2004	259,000	-
	708,750	1,105,500
Issued during the year		
Exercisable at $1.00 on or before 30 June 2004	-	633,000
Exercisable at $1.05 on or before 30 June 2004	-	90,000
Exercisable at $0.70 on or before 1 November 2004	-	339,000
Exercisable at $0.04 on or before 27 November 2005	1,460,000	-
Exercisable at $0.05 on or before 19 March 2006	500,000	-
	1,960,000	1,062,000
Exercised during the year		
Exercisable at $0.60 on or before 16 December 2001	-	(7,500)
Exercisable at $0.70 on or before 13 December 2000	-	(55,000)
	-	(62,500)
Cancelled during the year		
Exercisable at $0.70 on or before 13 December 2000	-	(267,000)
Exercisable at $0.60 on or before 16 December 2001	(259,750)	(216,250)
Exercisable at $0.80 on or before 21 June 2003	-	(300,000)
Exercisable at $1.00 on or before 30 June 2004	(145,000)	(448,000)
Exercisable at $1.05 on or before 30 June 2004	-	(85,000)
Exercisable at $0.70 on or before 1 November 2004	(199,000)	(80,000)
Exercisable at $0.04 on or before 27 November 2005	(200,000)	-
	(803,750)	(1,396,250)
Outstanding at Balance Date	1,865,000	708,750

18. Other Equity Instruments (continued)

	Number of Options 2002	2001
Cancelled subsequent to balance date		
Exercisable at $0.60 on or before 16 December 2001	-	(18,000)
Exercisable at $1.00 on or before 30 June 2004	-	(50,000)
Exercisable at $1.00 on or before 1 November 2004	-	(37,000)
	-	(105,000)
Outstanding at Date of Directors' Report	1,865,000	603,750
b) Other Options		
On issue at beginning of year		
Exercisable at $0.70 on or before 1 January 2001	-	500,625
Exercisable at $0.90 on or before 1 January 2001	-	1,650,000
Exercisable at $0.11 on or before 15 June 2002	1,100,000	-
Exercisable at $1.90 on or before 30 June 2001	-	1,000,000
	1,100,000	3,150,625
Issued during the year		
Exercisable at $1.00 on or before 30 June 2001	-	125,000
Exercisable at $0.11 on or before 15 June 2002	-	1,100,000
Exercisable at $1.00 on or before 30 June 2002	-	1,025,000
Exercisable at $1.50 on or before 30 June 2003	-	900,000
Exercisable at $0.11 on or before 31 December 2003 (a)	4,700,000	-
Exercisable at $2.00 on or before 30 June 2004	-	900,000
	4,700,000	4,050,000
Exercised during the year		
Exercisable at $0.70 on or before 1 January 2001	-	(198,750)
Exercisable at $0.11 on or before 15 June 2002	(1,100,000)	-
	(1,100,000)	(198,750)
Cancelled during the year		
Exercisable at $0.70 on or before 1 January 2001	-	(301,875)
Exercisable at $0.90 on or before 1 January 2001	-	(1,650,000)
Exercisable at $1.00 on or before 30 June 2001	-	(125,000)
Exercisable at $1.90 on or before 30 June 2001	-	(1,000,000)
Exercisable at $1.00 on or before 30 June 2002	-	(1,025,000)
Exercisable at $1.50 on or before 30 June 2003	-	(900,000)
Exercisable at $2.00 on or before 30 June 2004	-	(900,000)
	-	(5,901,875)
Outstanding at Balance Date	4,700,000	1,100,000

18. Other Equity Instruments (continued)

	Number of Options 2002	2001
Issued subsequent to balance date		
Exercisable at $0.10 on or before 12 July 2003 (b)	7,500,000	-
Exercisable at $0.10 on or before 12 July 2004 (c)	10,000,000	-
	17,500,000	-
Outstanding at Date of Directors' Report	22,200,000	1,100,000

Key Terms and conditions of other options

(a) An issue of 2,000,000 options to H C Parker, at nil consideration, expiring on 31 December 2003 at an exercise price of $0.11. These options become exercisable in equal amounts on 27 November 2002 and 2003, provided H C Parker has remained a director through the preceding 12 month periods.

An issue of 2,700,000 options to L A Coleman, at nil consideration, expiring on 31 December 2003 at an exercise price of $0.11. 1,000,000 options become exercisable on 27 November 2002 and the remaining options become exercisable in tranches of 500,000, 500,000, and 700,000 should the closing price of Tennyson ordinary shares on the ASX equal or exceed $0.50, $0.75 and $1.00 respectively for 5 consecutive trading days.

(b) An issue of 7,500,000 options, at nil consideration, expiring on 12 July 2003 at an exercise price of $0.10 to the placement investors to whom shares were issued on 30 May 2002 - refer Note 31.

(c) An issue of 10,000,000 options, at nil consideration, expiring on 12 July 2004 at an exercise price of $0.10, to the holders of secured convertible notes - refer Note 31.

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
19. Reserves				
Capital Reserve	10,000	10,000	10,000	10,000
20. Accumulated Losses				
Accumulated Losses at the Beginning of the Financial Year	(28,757,390)	(16,568,869)	(29,349,843)	(9,268,857)
Loss from Ordinary Activities after related income tax expense	(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Accumulated Losses at the End of the Financial Year	(33,639,261)	(28,757,390)	(35,149,978)	(29,349,843)

21. Hire Purchase and Lease Commitments

	Consolidated		Parent	
	2002	2001	2002	2001
	$	$	$	$
Hire Purchase expenditure, in regard to plant and equipment, and contracted for is payable as follows:				
Not later than one year (refer Note 14)	-	7,860	-	-
	-	7,860	-	-
Future finance charges - Not later than one year	-	-	-	-
Net Hire Purchase Liability	-	7,860	-	-

Finance leases are entered into as a means of funding the acquisition of minor items of plant and equipment. Rental payments are fixed. No leases have escalation clauses other than in the event of a payment default.

22. Investment in Controlled Entities

The consolidated financial statements at 30 June 2002 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

	Cost of Parent Entity's Interest		Equity Holding	
	2002	2001	2002	2001
	$	$	%	%
Controlled Entities				
Tennyson Technologies Pty Ltd	2	2	100	100
Greatday Nominees Pty Ltd	-	2	-	100
Tennyson Networks Ltd*	3	3	100	100
	5	7		

* Tennyson Networks Ltd was the company's operating subsidiary based and incorporated in the United Kingdom. This entity is in liquidation.

Tennyson Technologies Pty Ltd is directly controlled by Tennyson Networks Ltd. and is incorporated in Australia.

Tennyson Technologies Pty Ltd's principal activity is the research, development and commercialisation of telecommunications equipment.

During the year Greatday Nominees Pty Ltd was sold to a director-related entity. Tennyson Networks Ltd (the UK subsidiary) has not been audited.

23. Employee Entitlements and Superannuation Commitments

	Consolidated		Parent	
	2002	2001	2002	2001
The number of full-time equivalents Employed as at 30 June are:	24	30	-	6

a) Employee Entitlements

The aggregate employee entitlement liability at balance date comprises:

	Consolidated		Parent	
	2002 $	2001 $	2002 $	2001 $
- Accrued wages, salaries and oncosts	30,383	59,449	-	-
- Provisions (Current)	141,044	114,062	-	11,180
- Provisions (Non-Current)	27,155	34,408	-	-
	198,582	207,919	-	11,180

b) Employee Share and Option ownership schemes

On 31 August 2000 the Company established an Employee Share Option Plan to assist in the attraction, retention and motivation of key employees.

The total number of options that can be issued under the plan, when combined with all other shares issued by the company pursuant to this or any other employee share scheme in the previous 5 years, may not exceed 15% of the issued share capital of the company at the time that the options are issued.

The options, which are not listed, are issued free to employees and entitle the holder to subscribe for one fully paid ordinary share in the Company. Shares issued pursuant to the exercise of options will rank equally with all other ordinary shares of the Company. Options issued under the Plan are not transferable.

Directors have discretion under the plan to determine the exercise price of each option. The exercise price however may not be less than 80% of the average closing sale price of the Company's ordinary shares over the five days preceding the day on which the options are offered to employees.

The options issued under the Plan are subject to various escrow conditions over a period of three years. Any options not exercised within a period of 4 years from their date of issue will lapse. Options will also lapse upon the resignation or termination of a holder's employment - refer note 18.

c) Superannuation Commitments

The Company and its controlled entities contributed 8% of salaries to employees' personal superannuation plans. The companies do not maintain a superannuation scheme on behalf of their employees. There was $30,383 in outstanding liabilities for superannuation commitments at 30 June 2002.

24. Remuneration of Directors

The number of Directors of the Company who were paid, or were due to be paid, income (including brokerage, commission, bonuses, retirement payments and salaries), directly or indirectly from the company or any related party, as shown in the following bands, were:

	Number 2002	Number 2001
$0,000 - $9,999	1	1
$10,000 - $19,999	2	1
$20,000 - $29,999	-	1
$40,000 - $49,999	2	-
$80,000 - $89,999	-	1
$180,000- $189,999	1	-
$200,000 - $209,999	1	-
$230,000 - $239,999	-	1
$610,000 - $619,999	-	1
The aggregate income of the directors referred to above was	$516,503	$978,096

25. Remuneration of Executives

The number of executive officers whose total income for the year falls within the following bands, were:

	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
$120,000 - $129,999	-	2	-	-
$180,000 - $199,999	-	1	-	-
$190,000 - $199,999	1	-	-	-
$200,000 - $209,999	1	-	-	-
$210,000 - $219,999	-	1	-	-
$230,000 - $239,999	-	1	-	1
$290,000 - $299,999	-	1	-	-
$330,000 - $339,999	-	1	-	-
$340,000 - $349,999	-	1	-	-
$610,000 - $619,999	-	1	-	-
The aggregate income of the executives referred to above:	$394,957	$2,498,011	-	$235,800

Remuneration of $204,279 (2001: $855,197) was received by one (2001: two) of these executives and has been included in the amounts paid or payable to Directors as set out in Note 24.

26. Auditors' Remuneration

	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
	$	$	$	$
(a) Amounts received or due and receivable by the Auditors for:				
Auditing the financial statements and consolidated financial statements of Tennyson Networks Ltd and the financial statements of its controlled entities:	25,000	-	25,000	-
(b) Amounts received or due and receivable by Other Auditors - Arthur Andersen for:				
Auditing the financial statements and consolidated financial statements of Tennyson Networks Ltd and the financial statements of its controlled entities	18,150	33,000	18,150	33,000
Other Services	-	10,000	-	10,000
Total Auditors' Remuneration	43,150	43,000	43,150	43,000

27. Segment Information

	Consolidated 2002 $	Consolidated 2001 $
Operating Revenue		
- Australia	2,828,753	2,741,263
- Overseas	-	646,070
	2,828,753	3,387,333
Segment Result		
- Australia	(4,881,871)	(12,495,792)
- Overseas	-	307,271
	(4,881,871)	(12,188,521)
Segment Assets		
- Australia	3,285,508	12,130,640
- Overseas	-	-
	3,285,508	12,130,640

The consolidated entity operates within one business segment, being the telecommunications industry. All of its operations are now based in Australia where it derives the majority of its revenue and all expenses, with exports to selected overseas markets.

28. Related Party Transactions

a) The Directors of Tennyson Networks Ltd during the year ended 30 June 2002 and up to the date of the Directors' Report were:

R W Woss	
H C Parker	(appointed 6 August 2001)
R W Leighton	(appointed 6 August 2001)
E M Barry	(appointed 6 August 2001)
L A Coleman	(appointed 15 October 2001)
L Ivory	(resigned 6 August 2001)
W J Trenear	(resigned 6 August 2001)

b) Directors' shareholding at 30 June 2002:

Aggregate numbers of shares and share options of Tennyson Networks Limited acquired from the company by directors and their director-related entities were as follows:

	Number 2002	2001
Ordinary shares acquired	38,181,476	-
Options over ordinary shares	4,700,000	-
Aggregate numbers of shares and share options of Tennyson Networks Limited held directly, indirectly or beneficially by directors or their director-related entities at balance date:		
Ordinary shares	42,541,989	8,277,980
Options over ordinary shares	4,700,000	150,000

c) Wholly-owned group transactions

During the year, the Company advanced $4,524,864 (2001: $9,231,958) to Tennyson Technologies Pty Ltd, a controlled entity, to fund that company's telecommunications operations. The Company has not charged Tennyson Technologies Pty Ltd interest on the loan of $28,124,864 owing at 30 June 2002.

d) Transactions with directors and director-related entities:

During the year the Company paid $178,875 in management and service fees pursuant to an agreement with Hotlake Pty Ltd, a company associated with Mr R W Woss. This agreement expired in March 2002. The Company also paid $6,500 in rent to Hotlake Pty Ltd for the rental of office space in Perth prior to the closure of the Company's former head office in September 2002.

During the year Hotlake Pty Ltd paid fair value of $10,000 to the Company for the acquisition of property, plant and equipment with a net book value of $26,611. In addition, Woss Group Pty Ltd, a director-related entity of Mr R W Woss, acquired Greatday Nominees Pty Ltd from the Company for $2.

During the year Tennyson Technologies Pty Ltd purchased $137,715 of goods and services, under normal commercial terms and conditions, from PowerConnex Pty Ltd, a company of which Mr E M Barry is a director.

28. Related Party Transactions (continued)

During the year Mr R W Leighton acquired convertible notes with a face value of $400,000 from Mr. Nelson Woss, who is a member of the immediate family of Mr R W Woss, and these convertible notes were subsequently converted into 11,298,637 ordinary shares of the Company. Mr R W Leighton earned interest of $2,048 on the convertible notes, which remain payable to him at balance date.

During the year Mr Nelson Woss was paid a loan establishment fee of $50,000 in relation to a secured loan and convertible note facility (refer to Note 14 (a)) that had been approved at the general meeting of Shareholders held on 31 July 2001 and interest of $46,892 was paid to Mr Nelson Woss during the year in relation to this facility.

During the year certain directors and director-related entities entered into subscription agreements to subscribe for shortfalls, if any, pursuant to the Company's one-for-one pro-rata issue in July 2001. Subscription fees paid or payable comprised: $30,000 payable to Jaytide Pty Ltd, a directed-related entity of Mr R W Leighton; $10,000 paid to Barry Family Investments Pty Ltd, a director-related entity of Mr E M Barry and $23,224 paid to Cutmere Pty Ltd, a director-related entity of Mr R W Woss.

At balance date, the amounts payable to directors and director-related entities, not otherwise disclosed in this note, include aggregate directors' fees of $44,600 payable to Messrs R W Woss, R W Leighton and E M Barry.

(e) Ultimate parent

Tennyson Networks Limited is the ultimate Australian parent company.

29. Notes to Statements of Cash Flows

a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and deposits at call. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	Consolidated		Parent	
	2002 $	2001 $	2002 $	2001 $
Cash at Bank and on Hand	124,417	15,921	839	619
Deposits at call	408,848	104,559	408,848	104,559
	533,265	120,480	409,687	105,178

b) Reconciliation of loss from operating activities after tax to cash used in operating activities

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Loss from Ordinary Activities After Related Income Tax Expense	(4,881,871)	(12,188,521)	(5,800,135)	(20,080,986)
Adjustments for non-cash income and expense items:				
Depreciation and amortisation	89,565	145,685	2,600	7,440
Net loss (profit) on disposal of property, plant and equipment	16,611	(2,515)	16,611	(2,515)
Bad debts written off	177,783	-	-	-
Amortisation of deferred research and development costs	-	783,631	-	-
Net research and development costs written off	2,045,584	3,599,306	-	-
Amounts set aside to provisions/ (written back):				
stock variation	29,090	-	-	-
audit fees	25,000	15,000	25,000	15,000
doubtful debts	(291,957)	441,957	5,000,000	18,933,730
warranties	-	20,000	-	-
Changes in operating assets and liabilities				
(Increase) decrease in receivables	(761,744)	129,650	25,675	(21,962)
(Increase) decrease in other current assets	(58,498)	-	(33,760)	-
(Increase) decrease in inventory	(447,601)	459,957	-	-
(Decrease) increase in payables	(1,048,859)	751,439	30,966	57,825
Increase (Decrease) in provision for employee entitlements	19,729	34,217	(11,180)	7,879
(Decrease) in other provisions	(15,000)	(25,000)	(15,000)	-
Net cash used in operating activities	(5,102,168)	(5,835,194)	(759,223)	(1,083,589)

30. Financial Instruments

a) Interest Rate Risk Exposure

The following table summarises interest rate risk for the consolidated entity, together with effective interest rates at balance date.

2002	Floating Interest Rate (i) $	Fixed interest rate maturing in 1 year or less $	Fixed interest rate maturing in Over 1 to 5 years $	Non-Interest $	Total $	Average interest rate Fixed %	Average interest rate Floating %
Financial assets							
Cash	-	-	-	124,417	124,417	-	-
Deposits	408,848	-	-	-	408,848	-	4.36%
Trade Debtors	-	-	-	806,624	806,624	-	-
Other debtors	-	-	-	208,620	208,620	-	-
Prepayments	-	-	-	58,498	58,498	-	-
	408,848	-	-	1,198,159	1,607,007		
Financial liabilities							
Trade Creditors	-	-	-	1,144,450	1,144,450	-	-
	-	-	-	1,144,450	1,144,450		

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

2001	Floating Interest Rate (i) $	1 year or less $	Over 1 to 5 years $	Non-Interest $	Total $	Fixed %	Floating %
Financial assets							
Cash	-	-	-	15,921	15,921	-	-
Deposits	104,559	-	-	-	104,559	-	3.40
Trade Debtors	-	-	-	72,110	72,110	-	-
Restricted Deposits	-	8,519,997	-	-	8,519,977	5.51	-
Other debtors	-	-	-	67,216	67,216	-	-
	104,559	8,519,997	-	155,247	8,779,783		
Financial liabilities							
Trade Creditors	-	-	-	2,193,310	2,193,310	-	-
Secured Loan	500,000	-	-	-	500,000	-	9.40
Hire Purchase	-	7,860	-	-	7,860	7.75	-
	500,000	7,860	-	2,193,310	2,701,170		

30. Financial Instruments (continued)

b) Net fair value of financial assets and liabilities

The carrying amounts of trade receivables, trade creditors and loans approximate their fair values.

c) Amounts receivable in foreign currencies

At year end, a total of nil (2001: $US 135,786) was owed by trade debtors to the consolidated entity. The Australian dollar equivalent of these receivables at year end was nil.

At year end, a total of GBP 5,443 (2001: GBP 341,006) was owed by trade debtors to the consolidated entity. The Australian dollar equivalent was $14,325. No hedging is in place for this foreign currency receivable.

d) Credit Risk Exposure

The consolidated entity's exposure to credit risk is indicated by the carrying amount of its financial assets. The major geographic concentration of credit risk arises from Australia.

31. Subsequent Events

At a General Meeting of Shareholders held on 8 July 2002, shareholders approved the following:

a) an issue of 7,500,000 options, at nil consideration, to the placement investors to whom shares were issued on 30 May 2002;

b) an issue of $400,000 of secured convertible notes in the Company; and

c) an issue of 10,000,000 options, at nil consideration, to the holders of the secured convertible notes.

DIRECTORS' DECLARATION

In the opinion of the directors of Tennyson Networks Limited:

(a) the financial statements and notes of the company and the consolidated entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2002 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

H C Parker
Chairman

Melbourne

10 September 2002

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT AUDIT REPORT

To the Members of Tennyson Networks Limited

Scope

We have audited the financial report of Tennyson Networks Limited for the financial year ended 30 June 2002, as set out on pages 2 to 35 including the Directors' Declaration. The financial report includes the financial statements of Tennyson Networks Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the company' and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Tennyson Networks Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1 to the financial report, there is uncertainty whether the economic entity will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report, without the economic entity's successful implementation of future business plans and achieving planned level of sales and cash flows.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts, or to the amounts and classification of liabilities that might be necessary should the entity not continue as a going concern.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne, 10 September 2002

STOCK EXCHANGE INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows:

The information is based on information up to 20 September 2002.

Substantial Shareholders

The following information is extracted from the Company's Register of Substantial Shareholders.

Name	No. of Ordinary Shares	No. of Options over Shares
Cutmere Pty Ltd and related parties	21,846,170	-
Jaytide Pty Ltd and related parties	18,178,358	-

Distribution of equity securities

i) The number and distribution of Shareholders at 20 September 2002 was as follows:

Size of Holding	Number of Shareholders
1 - 1,000	180
1,001 - 5,000	389
5,001 - 10,000	307
10,001 - 100,000	589
100,001 and over	140
Total number of holders	1,605
Less than a marketable parcel	995

ii) The number and distribution of Optionholders at 20 September 2002 was as follows:

Size of Holding		1 to 1,000	1,001 to 5,000	5,001 to 10,000	10,001 to 100,000	100,001 and over	Total
Expiry Date	Exercise Price						
30 June 2004	$1.00	-	2	3	-	-	5
30 June 2004	$1.05	-	1	-	-	-	1
1 November 2004	$0.70	-	-	-	4	-	4
27 November 2005	$0.04	-	-	-	14	3	17
19 March 2006	$0.05	-	-	-	-	1	1
31 December 2003	$0.11	-	-	-	-	2	2
12 July 2003	$0.10	-	-	-	-	17	17
12 July 2004	$0.10	-	-	-	-	2	2

iii) The number and distribution of Convertible Noteholders at 20 September 2002 was as follows:

Size of Holding	Number of Noteholders
1 - 1,000	2
1,001 - 5,000	-
5,001 - 10,000	-
10,001 - 100,000	-
100,001 and over	-
Total number of noteholders	2

Twenty Largest Shareholders

The 20 largest shareholders, who between them hold 56.82% of the issued capital of the Company at 20 September 2002, are listed as follows:

Name	No. of Shares	% Held
Uuro Pty Ltd	17,283,190	13.22
Mr Ross W Leighton	13,632,904	10.43
Westpac Custodian Nominees Ltd	7,056,455	5.40
Mr Robert Pittorino	6,250,000	4.78
Cutmere Pty Ltd (222 A/c)	4,562,980	3.49
Jaytide Pty Ltd	4,545,454	3.48
Intergen Pty Ltd	2,744,911	2.10
Paradyn Holdings Pty Ltd	2,520,672	1.93
Dynamic Supplies Investments Pty Ltd	2,500,000	1.91
Jagen Pty Ltd	2,048,182	1.57
Mr Edward M Barry & Mrs Colleen M Barry	1,818,181	1.39
Mr Gervasio Da Pra & Mrs Elsa Da Pra	1,772,786	1.36
Abercrombie Investments Pty Ltd	1,173,500	0.90
All States Secretariat Ltd	1,000,000	0.76
Mr Peter J Clifton & Mrs Elizabeth S Clifton	990,253	0.76
ANZ nominees Ltd	955,500	0.73
Oxley Sports Dome Corporation Pty Ltd	909,091	0.70
Vater Corporation (Aust) Pty Ltd	900,000	0.69
Mr Kerry R Wark & Mrs Susanne M Wark	847,090	0.65
Petrador Farms Pty Ltd	750,000	0.57

Voting Rights

All ordinary shares are entitled to one vote per share in accordance with the Company's Memorandum and Articles of Association.